                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                            (Amendment No. 2)*

                           Telemundo Group, Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

  Series A Common Stock, $.01 par                   87943M306
               value
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

     Lawrence Levitt, Chief Financial Officer, Odyssey Partners, L.P.
       31 West 52nd Street, New York, New York 10019 (212) 708-0600
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             December 18, 1995
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.       87943M306               13D


     1     NAME OF REPORTING PERSON:    Odyssey Partners, L.P. (E.I. No.
                                        13-5614745)
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       536,611 (See Item 5)
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  536,611 (See Item 5)
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       536,611 (See Item 5)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.7% (See
                                                                Item 5)

    14     TYPE OF REPORTING PERSON:    PN

          This Amendment No. 2 amends and supplements the Statement on
     Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on July 11, 1995, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on October 4, 1995, with respect to the Series A Common Stock, $.01 par value (the "Series A Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Company"). The common stock, par value $.01 per share, of the Company (the "Common Stock") consists of two series:
     (i) the Series A Shares and (ii) the Series B Common Stock, $.01 par value (the "Series B Shares").

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
          As reported in Item 5 below, since the filing of the Schedule 13D, Odyssey has acquired beneficial ownership of an additional 140,000 shares of Common Stock in open market purchases for an aggregate purchase price of $2,119,633, which funds were derived from Odyssey's working capital.

          No part of the purchase price for the Common Stock beneficially owned by Odyssey is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting Common Stock. All or part of the shares of Common Stock beneficially owned by Odyssey may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Odyssey. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
          (a) Odyssey beneficially owns an aggregate of 536,611 shares of Common Stock (approximately 5.4% of the outstanding shares of Common Stock), comprised of (i) 262,940

     Series A Shares (approximately 4.5% of the outstanding Series A Shares) and (ii) 273,641 Series B Shares (approximately 6.6% of the outstanding Series B Shares.*

          Each Series B Share is convertible at the option of the holder thereof into one Series A Share.** In the event that Odyssey were to convert all Series B Shares beneficially owned by it into Series A Shares, Odyssey would beneficially own an aggregate of 536,611 Series A Shares, or 8.7% of the outstanding Series A Shares.

          To the best of Odyssey's knowledge, none of the General Partners beneficially owns any Common Stock, other than in his capacity as a general partner of Odyssey.

          (c) During the 60 days preceding the filing of this Amendment No. 2, Odyssey purchased additional Series A Shares on the NASDAQ National Market System, as set forth below:



          Date of                  Number         Price Per
        Transaction              of Shares          Share             Total
        -----------              ---------        ---------           -----
        November 14, 1995           5,000          $15.375            $77,075

        December 14, 1995           3,000           15.125             45,495

        December 14, 1995          40,000            15.25            610,000

        December 18, 1995          17,000            14.94            253,938

        December 19, 1995          10,000            15.00            150,000

        December 19, 1995          65,000           15.125            983,125

------------------------------------------

     * A total of 10,000,124 shares of Common Stock (comprised of 5,881,710 Series A Shares and 4,118,414 Series B Shares) were outstanding as of November 1, 1995, as reported in the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 27, 1995.

     ** In addition, pursuant to the provisions of the Restated Certificate of Incorporation of the Company (the "Certificate"), the Series B Shares will automatically convert to Series A Shares upon the Transfer (as defined in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 20, 1999 or such time as there are fewer than 2,000,000 Series B
     Shares issued and outstanding.  The Certificate is included as
     Exhibit 2 to the Schedule 13D.

                                    SIGNATURE
                                    ---------
          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Dated:    December 22, 1995

                              ODYSSEY PARTNERS, L.P.



                              By: /s/ Jack Nash
                                 --------------------
                                   Jack Nash
                                   A General Partner